

Mail Stop 3561

April 3, 2018

David Champ
President
Armada Nano Technologies Group, Inc.
48-51 Oceania Street
Bayside, NY 11364

> **Re:** **Armada Nano Technologies Group, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 20, 2018**
> **File No. 024-10789**

Dear Mr. Champ:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2018 letter.

Plan of Operations, page 27

1. We note your response to our prior comment 4 and reissue in part. Please include the description of the plans to finalize research and development in the Plan of Operations section and advise why you do not reference it in the Use of Proceeds section.

David Champ
Armada Nano Technologies Group, Inc.
April 3, 2018
Page 2

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Jeffrey M. Stein, Esq.
        JMS Law Group, PLLC